June 13, 2011

Kimberly Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds (the “Trust”)
1933 Act File No. 33-73824
1940 Act File No. 811-8274
Comments received for PEA No. 57 filed on March 17, 2011

Dear Ms. Browning:

Below is a summary of the comments I received from you on May 25, 2011 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-6602 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

Comment 1:	Global Comment – Please add disclosure to each Fund’s strategy to clarify the purpose or significance of the term RetireSMARTSM in the Fund’s name.

Response 1:	We will add the following disclosure to each Fund’s Principal Investment Strategies: “The Fund is designed for use as part of an overall investment strategy by an investor who is saving for, or is already in, retirement.”

Comment 2:	RetireSMARTSM Conservative, Moderate, and Moderate Growth Funds – Please revise each Fund’s strategy to clarify what makes the Fund conservative or moderate. Particularly, the absence of a limit on each Fund’s investments in lower quality debt securities seems inconsistent with its name.

Response 2:	We will add disclosure substantially as follows to each of the RetireSMARTSM Conservative, Moderate, and Moderate Growth Fund’s Principal Investment Strategies: “In its periodic determination of the Fund’s asset allocation to Underlying Funds, MassMutual will attempt to select Underlying Funds that it expects will provide an aggregate exposure to “junk” or “high yield” bonds (securities rated below investment grade by Moody’s or Standard & Poor’s, or comparable unrated securities) of not more than

10% of the Fund’s assets (although the Fund’s exposure may from time to time exceed that percentage).”

Comment 3:	Global Comment – Please confirm there is no statement of additional information (“SAI”) disclosure regarding sales charge or other discounts to reference in the Fees and Expenses of the Fund section.

Response 3:	We confirm there is no such SAI disclosure.

Comment 4:	Global Comment – Please remove the footnote to each Fund’s Principal Investment Strategies.

Response 4:	We will move the text of the footnote into the Funds’ Principal Investment Strategies.

Comment 5:	Global Comment – In the Principal Investment Strategies section, please revise each Fund’s disclosure to clarify what is meant by “commodity-related” or “asset allocation” strategies.

Response 5:	The language, “as well as commodity-related or asset allocation strategies,” has been replaced with the following sentence: “Underlying Funds may also invest some or all of their assets directly or indirectly in one or more commodities or commodities-related investments or may themselves invest using an asset allocation strategy among equity, fixed income, money market, commodity, and other investments.”

Comment 6:	Global Comment – In the Principal Investment Strategies section, please revise each Fund’s disclosure to reflect that notification will be provided to shareholders of any changes to the selection of Underlying Funds.

Response 6:	The Funds do not expect to notify shareholders of changes to the selection of Underlying Funds.

Comment 7:	Global Comment – Please refrain from using equivocal terms (e.g., typically, such as, for example) in the Funds’ Principal Investment Strategies. Please correct this in future filings.

Response 7:	We acknowledge this comment and will consider this principle in drafting and revising disclosure in future filings to the extent required by Rule 421(d) under the Securities Act or other applicable law.

Comment 8:	Global Comment – In the Principal Investment Strategies section, please revise each Fund’s derivatives disclosure to reflect that an Underlying Fund may use derivatives for speculative purposes rather than “to earn additional income.”

Response 8:	We believe that the current disclosure appropriately describes the manner in which derivatives are used by the applicable Underlying Funds. We are not aware of any legal basis for the requested disclosure, nor would the disclosure necessarily be accurate or appropriate.

Comment 9:	Global Comment – In the Principal Investment Strategies section, please revise each Fund’s derivatives disclosure to fully describe all of the purposes for which an Underlying Fund may use derivatives rather than stating “any other purpose the Underlying Fund may consider appropriate in light of its investment objective.”

Response 9:	We have removed the language, “any other purpose the Underlying Fund may consider appropriate in light of its investment objective.”

Comment 10:	Global Comment – In the Performance Information section, any footnotes to the Average Annual Total Returns table concerning the exclusion of fees, expenses or taxes should be moved into the applicable row as a parenthetical. Please also remove any other footnotes not required or permitted by the Form (e.g., description of composites).

Response 10:	We will make these changes.

Comment 11:	Global Comment – In the Purchase and Sale of Fund Shares section, please confirm that there are no minimum initial or subsequent investment requirements.

Response 11:	We confirm that there are no such minimums.

Comment 12:	Global Comment – The Payments to Broker-Dealers and Other Financial Intermediaries section should track Form N-1A.

Response 12:	The second sentence of Item 8 of Form N-1A states that “A Fund may modify the statement if the modified statement contains comparable information.” We feel that our statement is therefore in compliance with the Form.

Comment 13:	Please disclose what and how much notice shareholders will get with respect to a change in a Fund’s investment objective and strategies.

Response 13:	We respectfully suggest that no additional disclosure is needed. To the extent specific time periods are required by applicable law, the Funds will comply with such requirement. General Instruction C.1.c to Form N-1A states that “The prospectus should avoid . . . simply restating legal or regulatory requirements to which Funds generally are subject.”

Comment 14:	If any of the Funds have limitations with respect to the credit ratings of underlying securities, or limitations regarding the extent to which a Fund’s underlying securities may be unrated, please state such limitations clearly.

Response 14:	See Response 2 above. None of the Funds has implemented a limitation on unrated securities.

SAI Comments

Comment 1:	Please confirm that (i) all non-principal risks and strategies are disclosed in the SAI, (ii) any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus, and (iii) the Funds’ principal investment strategies are distinguished from their non-principal investment strategies in the SAI.

Response 1:	We confirm that all material non-principal risks and strategies are disclosed in the SAI and that any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus. With respect to distinguishing the Funds’ principal investment strategies from their non-principal investment strategies, we do not believe that Form N-1A prescribes that a distinction needs to be made between a fund’s principal and non-principal strategies in its SAI. We also believe it would add unnecessary complexity to an SAI that provides information for multiple Funds with varying principal and non-principal strategies and risks. Therefore, we respectfully decline to modify our disclosure.

Comment 2:	Non-Fundamental Investment Restrictions – If any Fund can pledge assets to secure borrowings it should have a 33 1/3% policy for this activity.

Response 2:	We do not believe that such a policy is required.

Comment 3:	Fundamental Investment Restrictions – It is the staff’s position that a carveout should be added to each Fund’s borrowing limitation to reflect that the Fund will not purchase additional securities while outstanding borrowings exceed 5% or the Fund’s Principal Investment Strategies should be revised to reflect how the Fund is going to leverage.

Response 3:	We do not believe the requested information is required to be added and are not aware of any legal basis for the requested change.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert

Jill Nareau Robert

Assistant Secretary, MassMutual Select Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company